

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 5, 2016

Parthasarathy Krishnan
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, New York 10118

> Re: **Helios and Matheson Analytics Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 22, 2016**
> **File No. 000-22945**

Dear Mr. Krishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Summary Term Sheet

The Certificate Amendment (Page 22), page 5

1.   Please explain why the Note Financing necessitates an increase in the company's authorized shares of common stock from 30 million to 100 million. While we note your disclosures here and elsewhere (e.g. pages 22 and 23), please highlight how the share reservation formula as required by the SPA impacts or could lead to future share issuances.

The Reverse Split (Page 24), page 6

2.   Please describe the relationship between the reverse stock split and the forward stock split. Please also confirm if the reverse stock split will proportionally impact the shares able to be issued upon conversion and the actual conversion ratios associated with the convertible notes issued to Hudson Bay.

3.   Please also revise your disclosure to clarify whether you have any plans, arrangements, or understandings relating to the issuance of any additional shares that would become available for issuance following your proposed reverse stock split. If such plans exist, please disclose all material information with respect to your plans. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

The Note Financing, page 18

4.   We note that you used $750,000 of the proceeds from the sale of the notes to provide a senior secured loan to Zone via your wholly-owned subsidiary, HMNY Zone Loan LLC. Please describe the purpose and rationale for this loan to Zone.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications